EXHIBIT 99.1

For Immediate Release

ALTERRUS ANNOUNCES LISTING ON THE CANADIAN NATIONAL STOCK EXCHANGE

VANCOUVER, BRITISH COLUMBIA, (July 26, 2012) – Alterrus Systems Inc. (formerly Valcent Products Inc.) the creator of the proprietary urban farming system VertiCrop™, today announced that its application to list on the Canadian National Stock Exchange (“CNSX”) has been accepted and its common shares will commence trading in US Dollars as of the opening of the market on July 26, 2012 under the symbol ASI. The Company shares will continue to trade on the OTC QB Markets under the symbol of ASIUF.

“This is another major milestone for the Company as we continue to implement the Company’s business plan in an effort to bring maximum value to our shareholders” said Christopher Ng, CEO.

Named one of TIME Magazine's 50 Best Inventions, VertiCrop™ allows leafy green vegetables to be grown in controlled environments such as greenhouses and underutilized urban warehouses.  In addition to providing, year round access to fresh, healthy local produce, VertiCrop™, requires a fraction of the land, energy, and water conventionally required to grow, prepare and distribute produce.

For more information visit: www.alterrus.ca

About Alterrus Systems Inc. (“Alterrus”) is a publicly traded company (CNSX: ASI & OTCQB: ASIUF) located in Vancouver, Canada, and is recognized as the world leader in the development, manufacturing, operation and integration of commercial VertiCrop™ technology for global markets. Alterrus is an environmentally responsible company that has created a proprietary growing system that can be used in any climate and requires a very small footprint in urban environment.

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions which Alterrus Systems Inc. reasonably expects to occur in the future, and statements including opinions, assumptions and estimates. Forward-looking statements include information that does not relate strictly to historical or current facts. When used in this document, the words "seeks", "anticipate", "believe", estimate", "expect", "forecast", "intent", "may", "project", "plan", "potential", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties, including inability to complete sales in process or develop positive cash flow from anticipated product sales, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and the financial statements and Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and the financial statements and Form 51-102F1 filed in Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Valcent disclaims any obligation to update any forward-looking statements.

Media Contact                                     Corporate Contact
Donovan Woollard                                                              John N. Hamilton
Email: dwoollard@alterrus.ca                                          Email: jhamilton@alterrus.ca
Phone: 604-720-4223                                                        Phone: 604-837-2697

The CNSX has neither approved nor disapproved the contents of this press release. The CNSX does not accept responsibility for the adequacy or accuracy of this release.